# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-116660
Filed by CIK 0001617201

## Reporting persons
- Prosight Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 978,992; sole dispositive power 0; shared dispositive power 978,992; aggregate amount beneficially owned 978,992 (2.4% of the class)
  Comment: The figure in Item 11 is based upon 40,395,480 shares of Common Stock of the Issuer outstanding as of May 4th, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on May 5, 2026.
- Prosight Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,771; sole dispositive power 0; shared dispositive power 45,771; aggregate amount beneficially owned 45,771 (0.1% of the class)
  Comment: The figure in Item 11 is based upon 40,395,480 shares of Common Stock of the Issuer outstanding as of May 4th, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on May 5, 2026.
- Prosight Plus Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 219,725; sole dispositive power 0; shared dispositive power 219,725; aggregate amount beneficially owned 219,725 (0.5% of the class)
  Comment: The figure in Item 11 is based upon 40,395,480 shares of Common Stock of the Issuer outstanding as of May 4th, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on May 5, 2026.
- Prosight Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 978,992; sole dispositive power 0; shared dispositive power 978,992; aggregate amount beneficially owned 978,992 (2.4% of the class)
  Comment: The figure in Item 11 is based upon 40,395,480 shares of Common Stock of the Issuer outstanding as of May 4th, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on May 5, 2026.
- W. Lawrence Hawkins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 978,992; sole dispositive power 0; shared dispositive power 978,992; aggregate amount beneficially owned 978,992 (2.4% of the class)
  Comment: The figure in Item 11 is based upon 40,395,480 shares of Common Stock of the Issuer outstanding as of May 4th, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on May 5, 2026.

## Item 1. Issuer
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, COLORADO, 80301

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Prosight
Management, LP, a Delaware limited partnership ("Prosight
Management"), Prosight Fund, LP, a Delaware limited partnership
("Prosight Fund"), Prosight Plus Fund, LP, a Delaware limited partnership ("Prosight Plus Fund"), Prosight Partners, LLC, a Delaware
limited liability company ("Prosight Partners"), and W. Lawrence
Hawkins (collectively referred herein as the "Reporting Persons").
Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by, Prosight Fund and Prosight Plus Fund. Prosight Management is a
sub-advisor for certain separate managed accounts (collectively, the
"Managed Accounts") and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, Prosight Partners. Prosight Fund,
Prosight Plus Fund, and the Managed Accounts are the record and direct beneficial owner of the securities of the Issuer covered by this statement. Prosight Fund disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts and
Prosight Plus Fund. Prosight Plus Fund disclaims beneficial
ownership of the securities of the Issuer held by each of the Managed
Accounts and Prosight Fund. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as
amended (the "Act") or any other purpose, the beneficial owner of any securities covered by this statement. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or
13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or
(ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting
Persons is c/o Prosight Management, LP, 5956 Sherry Lane, Suite
1365, Dallas, Texas 75225.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Prosight Management, LP: W. Lawrence Hawkins, Sole Manager of the General Partner (08/10/2026)
- Prosight Fund, LP: W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (08/10/2026)
- Prosight Plus Fund, LP: W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (08/10/2026)
- Prosight Partners, LLC: W. Lawrence Hawkins, Sole Manager (08/10/2026)
- W. Lawrence Hawkins: W. Lawrence Hawkins, W. Lawrence Hawkins (08/10/2026)